Docebo Inc. Announces US$60 Million Special Dividend
Special dividend reflects confidence in the Company's financial position, improving free cash flow generation and commitment to disciplined capital allocation
TORONTO, ONTARIO – November 6, 2026 – Docebo Inc. (NASDAQ: DCBO; TSX: DCBO) (“Docebo” or the “Company”), the Enterprise Platform for the AI-era workforce, unifying skills intelligence, learning, and knowledge in one closed loop, announced that its Board of Directors has declared a special, one-time cash dividend of approximately US$60 million, representing US$2.42 per common share. The dividend will be paid in U.S. dollars on November 30, 2026, to shareholders of record at the close of business on November 16, 2026.
Consistent with the Company’s past capital allocation initiatives, the special dividend reflects the Board’s confidence in Docebo’s business, its improving free cash flow, and follows a thorough review of the Company’s capital requirements and strategic investment priorities. In setting the amount of the dividend, the Board considered the recurring nature of Docebo’s subscription-based business model, its anticipated cash flows, debt servicing requirements, near-term organic and inorganic investment needs and the financial flexibility the Company will retain following payment. The dividend will be funded through additional borrowings under Docebo’s existing US$150 million credit facility.
Docebo remains focused on its growth strategy. The special dividend does not signal a change in these priorities, and shareholders should not expect it to recur. The Board will continue to evaluate capital allocation in light of operating performance, market conditions and strategic opportunities.
The special dividend will be designated as an "eligible dividend" for Canadian income tax purposes.
About Docebo
Docebo is the AI platform for learning and upskilling. Learning, Skills Intelligence, Knowledge, and Agents work as one connected system; continuously detecting gaps, closing them where people work, and validating that capability actually changed. With Docebo’s end-to-end readiness platform, organizations worldwide are equipped to deliver scaled, personalized learning and upskilling across all their audiences and use cases, driving growth and powering their business.
Learn more about Docebo at https://www.docebo.com/.

Forward-Looking Information
This press release may contain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws.
The forward-looking information in this press release includes statements regarding the quantum, timing and source of funding of the special dividend, the recurring nature of Docebo’s subscription-based business model, anticipated cash flow, debt servicing requirements, ongoing investment needs, Docebo’s future growth strategy and expansion of its AI-powered learning and skills intelligence capabilities.
The forward-looking information is based on certain assumptions, including that Docebo’s business, revenues and free cash flow will continue to grow as they have and in accordance with the Company’s published guidance, and that general market conditions remain strong. Forward-looking information is also subject to risks that may cause actual results to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risks described in the “Risk Factors” section of our Annual Information Form dated February 26, 2026, which is available under our profile on SEDAR+ at www.sedarplus.ca.
The forward-looking information in this press release is given as of the date of this press release. The Company does not undertake any obligation to update this forward-looking information, except as required under applicable securities laws.
For further information, please contact:
Mike McCarthy
Vice President – Investor Relations
(214) 830-0641
mike.mccarthy@docebo.com